CATHAY PACIFIC

Cathay Pacific Airways Limited
Company Secretary's Department
35th Floor, Two Pacific Place
88 Queensway, Hong Kong
Telephone: (852) 2840 8873
Facsimile : (852) 2845 5445
www.cathaypacific.com

Our Ref: CSA/CPA6/5(e)




05006884

17th March 2005

By Registered Airmail

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Dear Sirs/Madam,

Cathay Pacific Airways Limited: File No. 82-1390

Pursuant to our obligation under Rule 12g3-2(b) of the Securities and Exchanges Act of 1934, we are pleased to enclose herewith a copy of the Company's press announcement published today in The Standard for your record.

Yours faithfully,
For CATHAY PACIFIC AIRWAYS LIMITED

David Fu
Deputy Company Secretary

DF/df
Encl.

c.c.: Mr. D. Andres Estay, Assistant Vice President, The Bank of New York (w/o/e, by fax: 001-1-212-571-3050)
Ms. Kammy Yuen, Assistant Vice President, The Bank of New York, H.K. (w/e, by hand)

P:\Dorisfu - CPA\Letter\CPA6-5-General Correspondence.doc


oneworld member


SWIRE

 SWIRE PACIFIC

SWIRE PACIFIC LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Codes: 19 and 87)

 CATHAY PACIFIC

CATHAY PACIFIC AIRWAYS LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Code: 293)

Joint Clarificatory Announcement

This clarificatory announcement is made at the request of the Hong Kong Stock Exchange. Swire Pacific and Cathay Pacific have noted press and other reports about possible changes in the ownership of Cathay Pacific, Air China and Dragonair. Cathay Pacific and Air China have made progress in exploring opportunities for further cooperation, including in relation to the Hong Kong-China aviation market, under the terms of the MOU dated 20 October, 2004. Such cooperation discussions necessarily involve Dragonair. However, there are currently no agreements between Air China and Cathay Pacific in relation to Dragonair. Swire Pacific remains committed to being the principal shareholder in Cathay Pacific for the long term and does not intend to do anything which would require a general offer to be made for the shares of Cathay Pacific under the Hong Kong Code on Takeovers and Mergers. In addition, Swire Pacific does not intend to become the principal shareholder of Air China. The board of Cathay Pacific has not received an approach from any person which might lead to a general offer being made for its shares.

This clarificatory announcement is made at the request of the Hong Kong Stock Exchange.

Swire Pacific and Cathay Pacific have noted press and other reports about possible changes in the ownership of Cathay Pacific, Air China and Dragonair.

On 20 October, 2004, Cathay Pacific and Air China announced that they had entered into the MOU, which envisaged a strategic investment by Cathay Pacific in Air China and future cooperation between them. In December, 2004, Cathay Pacific acquired a 10% interest in the share capital of Air China when Air China's shares were listed on the Hong Kong Stock Exchange. This acquisition was the subject of announcements by Cathay Pacific dated 21 November, 2004 and 15 December, 2004 and a circular to its shareholders dated 30 December, 2004.

The MOU set out the framework for discussing, among other things, the objective of exploring the opportunities for developing a close partnership and cooperation between the aviation and related businesses of Cathay Pacific and Air China in Hong Kong and Mainland China. Cathay Pacific and Air China have made progress in exploring opportunities for further cooperation, including in relation to the Hong Kong-China aviation market, under the terms of the MOU. Such cooperation discussions necessarily involve Dragonair. However, there are currently no agreements between Air China and Cathay Pacific in relation to Dragonair. Swire Pacific, which holds 46.5% of the shares in Cathay Pacific, is committed to being the principal shareholder of Cathay Pacific for the long term and does not intend to do anything which would require a general offer to be made for the shares of Cathay Pacific under the Hong Kong Code on Takeovers and Mergers. In addition, Swire Pacific does not intend to become the principal shareholder of Air China. The board of Cathay Pacific has not received an approach from any person which might lead to a general offer being made for its shares.

Directors
As at the date of this announcement, the Directors of Swire Pacific are:
Executive Directors: David Turnbull, Martin Cubbon, Davy Ho and Keith Kerr;
Non-Executive Directors: Baroness Dunn, Peter Johansen, James Hughes-Hallett and Sir Adrian Swire; and
Independent Non-Executive Directors: David Eldon, Clement Kwok, Chien Lee, Marjorie Yang and Michael Sze.

As at the date of this announcement, the Directors of Cathay Pacific are:
Executive Directors: Robert Atkinson, Philip Chen, Derek Cridland and Tony Tyler;
Non-Executive Directors: James Hughes-Hallett, Martin Cubbon, Henry Fan, Vernon Moore, Sir Adrian Swire, David Turnbull, Raymond Yuen, Carl Yung and Zhang Xianlin; and
Independent Non-Executive Directors: Peter Lee, Raymond Or, Jack So and Tung Chee Chen.

Definitions

"Air China"	Air China Limited, a company incorporated in the People's Republic of China, the principal activity of which is the operation of scheduled airline services
"Cathay Pacific"	Cathay Pacific Airways Limited, a company incorporated in Hong Kong, the principal activity of which is the operation of scheduled airline services
"Dragonair"	Hong Kong Dragon Airlines Limited, a company incorporated in Hong Kong, the principal activity of which is the operation of scheduled airline services
"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited
"MOU"	A non-binding Memorandum of Understanding between Cathay Pacific and Air China dated 20 October, 2004
"Swire Pacific"	Swire Pacific Limited, a company incorporated in Hong Kong, the principal activity of which is investment holding

By Order of the Board
Swire Pacific Limited
Margaret Yu
Company Secretary
Hong Kong, 16 March 2005

By Order of the Board
Cathay Pacific Airways Limited
Margaret Yu
Company Secretary
Hong Kong, 16 March 2005